

July 29, 2010

Timothy Carnahan
Chief Executive Officer
Cyios Corporation
1300 Pennsylvania Avenue, Suite 700
Washington, D.C. 20004

> **Re:** **Cyios Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 14, 2010**
> **File No. 333-165941**

Dear Mr. Carnahan:

We have reviewed your letter and your amendment filed July 14, 2010 in response to our comment letter dated June 21, 2010. We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 from our letter dated June 21, 2010. Section 2.1(b) of the Drawdown Equity Financing Agreement provides that the investor will not sell shares within the Drawdown Notice to the public if the company's common stock falls below the floor price; however, the company can waive this restriction in its sole discretion. Please clarify in the "Summary" and "Plan of Distribution" sections in your registration statement whether the floor price restriction applies only during the five trading day period before the closing. Please also revise the "Summary" and "Plan of Distribution" sections in your registration statement to state, if true, that the 4.99% ownership limit and the provisions in Section 2.1(b) of the Drawdown Equity Financing Agreement would not impact the price at which the company can put the shares to the investor.

2. We note that the amount of shares you have outstanding changed from 35,148,877 to 40,460,782, a difference of 5,311,905 shares. Please tell us why the amount of shares you currently have outstanding changed and confirm the actual amount outstanding. Please also update the amount outstanding throughout the filing. For example, you reflect under the "Dilution" section that 39,198,877 shares will be outstanding in the event all the shares being registered will be sold. Also, if any of the shares you issued since the end of your last fiscal year were unregistered sales of securities, please include the disclosures required under Item 701 of Regulation S-K for those disclosures in your "Recent Sales of Unregistered Securities" section located on page 1-22. For example, according to Note A – Common Stock of your financial statements for the period ended March 31, 2010 you issued 5,550,000 shares.

3. We note in your articles of incorporation that you filed as exhibit 3.1 that you have 20,000,000 shares of common stock authorized. However, throughout the filing and in the legal opinion, you reflect that you have 100,000,000 shares authorized. Please advise.

Prospectus Cover Page

4. We note your response to comment 6 from our letter dated June 21, 2010. As previously requested, please revise the first paragraph of your cover page to indicate that the registration statement covers the offer and possible sale of approximately $87,500 based on recent market prices.

The transaction with Auctus, page 1-3

5. We note your response to comment 7 from our letter dated June 21, 2010. As previously requested, since you have indicated that it is somewhat unlikely that you will receive the full $7,000,000, please explain why you chose the particular dollar amount of the equity financing.

We are registering an aggregate of 3,500,000 shares . . ., page 1-8

6. We note your response to comment 9 from our letter dated June 21, 2010. In your response you indicate that there is a "transaction example" on page 1-5, however, we are unable to locate the example you are referring to. Please advise. Also, please indicate that Auctus's ability to sell shares during the pricing period could cause the price of your shares to fall substantially because your trading volume is generally low and you have the ability to waive the floor price for the shares Auctus may sell. Please make similar revisions to your "Plan of Distribution" section.

Resulting dilutive risk since Auctus will pay less than the prevailing market…page 1-10

7. We note your response to comment 10 from our letter dated June 21, 2010. Please state in the first paragraph that Auctus's ability to sell shares during the pricing period could cause

the price of your shares to fall substantially because your trading volume is generally low and you have the ability to waive the floor price for the shares Auctus may sell.

Item 4 – Use of Proceeds, page 1-14

8. We note your response to comment 12 from our letter dated June 21, 2010. We note that a substantial sum of your offering expenses is for marketing and cost of sales and that your ultimate net proceeds would equal zero. Please note that your offering expenses should only include marketing expenses that you incur in connection with the issuance and distribution of the securities to be registered. If the marketing expenses identified in the table are expenses you will incur as part of your normal business operations, then they should not be included under "offering expenses."

9. Please revise the table to account for the discounted market price that you will actually receive for your shares rather than using the full market price of your stock to calculate the amount of gross proceeds you will receive before expenses.

Item 6 – Dilution, page 1-22

10. We note your response to comment 13 from our letter dated June 21, 2010. Under the second paragraph of each subheading on page 1-15 and on page 1-16, please revise the amounts to reflect that the investor paid a discount to the market price.

Item 15 – Recent Sales of Unregistered Securities, page 1-22

11. We note your response to comment 15 from our letter dated June 21, 2010. We note that in 2009 you sold 800,000 shares to an individual investor and in 2010 you gave 100,000 shares to Auctus as payment for the origination fee for the DEFA. Please provide all of the disclosures required under Item 701 of Regulation S-K. For example, please provide the date of the sale, the name of the person who purchased the securities or identify the class of persons to whom the securities were sold, the aggregate offering price and as to any securities sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by the registrant. Finally, please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. Please refer to Item 701 of Regulation S-K.

Management's Discussion and Analysis or Plan of Distribution, page 1-20

12. We note your response to comment 2 from our letter dated June 21, 2010. We note that you removed from your Management's Discussion and Analysis or Plan of Operations section disclosure regarding your Results of Operation and Liquidity and Capital Resources for the past two fiscal years. Please revise this section to include the disclosure regarding your Results of Operation and Liquidity and Capital Resources for the past two fiscal years and

for an interim period ending within 135 days of the effective dated. Please refer to Item 303 of Regulation S-K.

Legal Proceedings, page 1-26

13. We note your response to comment 18 from our letter dated June 21, 2010. Please revise your filing to provide the information regarding your legal counsel under a separate section titled "Legal Representation" section and move this section to page 1-23.

Security Ownership of Certain Beneficial Owners & Management…, page 1-28

14. Please update your table as of the most recent practicable date. We note that during the period that ended on March 31, 2010 you issued your Chief Executive Officer 5,000,000 shares as a stock bonus and that the amount of shares you have outstanding increased. Please confirm that amount identified as owned by Mr. Carnahan includes the 5,000,000 or revise your table accordingly.

Signatures, page 2-5

15. We note your response to comment 17 from our letter dated June 21, 2010. However, your Form S-1 is still not signed as provided in the Form S-1. In this regard, in addition to your principal executive, financial and accounting officers signing the Form S-1 in their individual capacities, at least a majority of the board of directors or persons performing similar functions must sign the registration statement below the relevant language in the Form S-1 indicating that such persons are signing in the capacity as director. Please amend your Form S-1 to include the signatures of a majority of board of directors. If Mr. Carnahan is the sole director, then please indicate that he is also signing in his individual capacity as Cyios's director.

Exhibit 23.2

16. Please note that before your registration statement can be declared effective your auditors' consents will need to be dated as of a date that is within the 30 days prior to the date you will seek effectiveness of your registration statement. In this regard, we note that the consent of Baum & Company, PA is dated as of June 3, 2010, which is more than thirty days old. Please confirm your understanding in this regard. Please also have Baum & Company, PA revise their consent to reflect that they consent to the use of their report in the registration statement, and that they consent to the reference to their firm under the caption "Auditors."

Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Peter J. Gennuso, Esq.
        Gersten Savage, LLP
        Via facsimile